UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2023

Capitalworks Emerging Markets Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41108	98-1598114
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 320-4822

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	CMCAU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	CMCA	The Nasdaq Stock Market LLC

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CMCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

As previously disclosed, Capitalworks Emerging Markets Acquisition Corp, a special purpose acquisition company incorporated as a Cayman Islands exempted company (“CEMAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of March 1, 2023, by and among (i) CEMAC, (ii) Lexasure Financial Group Limited, a Cayman Islands exempted company limited by shares (“Lexasure”), (iii) Lexasure Financial Holdings Corp., a Cayman Islands exempted company limited by shares (“Pubco”), (iv) CEMAC Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (v) Lexasure Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (vi) CEMAC Sponsor LP, a Cayman Islands exempted limited partnership, in the capacity as the representative for the shareholders of CEMAC and Pubco (other than the Lexasure shareholders), and (vii) Ian Lim Teck Soon, an individual, in the capacity as the representative for the Lexasure shareholders, for a proposed business combination among the parties.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 8.01 by reference is a investor presentation (“Investor Presentation”) that will be used by Lexasure and CEMAC in connection with the transactions (the “Transactions”) contemplated by the Business Combination Agreement.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On May 12, 2023, Lexasure issued a press release announcing (i) that CEMAC is seeking shareholder approval for a nine-month extension to March 3, 2024 of its deadline to complete a business combination at a shareholder meeting scheduled for May 23, 2023 and (ii) the availability of the Investor Presentation. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this report are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of CEMAC’s and Lexasure’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CEMAC and Lexasure. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include, without limitation, changes in business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, the inability of the parties to successfully or timely consummate the Transactions; the failure to realize the anticipated benefits of the Transactions; the ability of CEMAC prior to the Transactions, and Pubco following completion of the Transactions, to maintain (in the case of CEMAC) and to obtain and maintain (in the case of Pubco) the listing of CEMAC’s shares prior to the Transactions, and, following the Transactions, Pubco’s shares, on the Nasdaq; costs related to the Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of CEMAC; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a transaction financing; the outcome of any legal proceedings that may be instituted against CEMAC, Pubco or Lexasure related to the Transactions; the attraction and retention of qualified directors, officers, employees and key personnel of CEMAC and Lexasure prior to the Transactions, and Pubco following the Transactions; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance Lexasure’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Lexasure’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the impact of pricing pressure and erosion; supply chain risks; risks to Lexasure’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Lexasure; the future financial performance of Pubco following the Transactions, including the ability of future revenues to meet projections; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; Lexasure’s ability to execute its business plans and strategy; risks related to the fact that each of Lexasure and Pubco is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in CEMAC’s final prospectus dated November 30, 2021, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in each case, under the heading “Risk Factors,” and set forth in other documents of CEMAC or Pubco filed, or to be filed, with the SEC. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement/prospectus and other documents to be filed by CEMAC or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CEMAC nor Lexasure presently know or that CEMAC or Lexasure currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CEMAC’s and Lexasure’s current expectations, plans and forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CEMAC and Lexasure described above. CEMAC and Lexasure anticipate that subsequent events and developments will cause their assessments to change. However, while CEMAC and Lexasure may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing CEMAC’s or Lexasure’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

CEMAC, Lexasure and Pubco and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this report under the rules of the SEC. Information about the directors and executive officers of CEMAC is set forth in its Annual Report on Form 10-K for the year ended March 31, 2022, filed with the SEC on July 15, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Capitalworks Emerging Markets Acquisition Corp., 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the CEMAC shareholders in connection with the proposed Transactions will be set forth in the registration statement on Form F-4 containing a proxy statement/prospectus to be filed by Pubco with the SEC with respect to the proposed Transactions. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transactions and Where to Find It

This report relates to proposed Transactions between CEMAC and Lexasure. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transactions described herein, CEMAC and Lexasure intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by Pubco, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of CEMAC and Lexasure. CEMAC and Pubco will also file other documents regarding the proposed Transactions with the SEC. Before making any voting or investment decision, investors and security holders of CEMAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: stefan.r@capitalworksem.com. The preliminary and definitive proxy statement/prospectus, once available, and other materials filed with the SEC, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Non-Solicitation

This report does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Investor Presentation, dated May 2023.
99.2	Press release, dated May 12, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Capitalworks Emerging Markets Acquisition Corp

Date: May 12, 2023	By:	/s/ Roberta Brzezinski
		Name:	Roberta Brzezinski
		Title:	Chief Executive Officer

Exhibit 99.1
Your Trusted Partner for Creating an Insured World May 2023

Disclaimer and Other Important Information 2 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Lexasure Financial Group Limited (“Lexasure”) and Capitalworks Emerging Markets Acquisition Corp. (“CEMAC”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Lexasure and CEMAC, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Lexasure and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there by any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Lexasure and CEMAC reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are giving in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Lexasure, CEMAC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including internal economic models), its omissions, reliance on the information contained within it, or opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lexasure nor CEMAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communication from or with Lexasure, CEMAC or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purpose to be all-inclusive or contain all of the information that may be required to make a full analysis of Lexasure or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Lexasure and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In connection with the Potential Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed with the SEC. The Form F-4 will include a preliminary proxy statement for the stockholders of CEMAC that also constitutes a preliminary prospectus. Lexasure and CEMAC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Potential Business Combination, as these materials will contain important information about Lexasure, CEMAC and the Potential Business Combination. The Form F-4 and other documents in connection with the Potential Business Combination will be filed after you have made an investment decision one way or the other regarding any potential investment in Lexasure or CEMAC. Because of this sequencing, when deciding whether to invest in Lexasure or CEMAC, you should carefully consider the information made available to you, including this Presentation, through the date of your decision. If you sign a subscription agreement, you will be required to make certain representations relating to the foregoing. When available, the definitive proxy statement / prospectus will be mailed to CEMAC’s stockholders as of a record date to be established for voting on the Potential Business Combination.

Disclaimer and Other Important Information 3 Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC’s website located at www.sec.gov, or security holders may direct a request to Capitalworks Emerging Markets Acquisition Corp., Attn: Corporate Secretary, 25 West 39th Street, Suite 700, New York, NY 10018 Lexasure, CEMAC and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CEMAC’s security holders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of CEMAC’s directors and executive officers in its filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEMAC’s security holders in connection with the Potential Business Combination will be set forth in the Form F-4, along with information concerning the interests of CEMAC’s and Lexasure’s participants in the solicitation. Such interest may, in some cases, be different from those of CEMAC’s or Lexasure’s equity holders generally. Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statement regarding estimates and forecasts of financial and performance metrics; expected results; the anticipated growth and expansion of Lexasure’s business and the viability of Lexasure’s growth strategy; trends and developments in Lexasure’s industry; Lexasure’s addressable market; competitive position; potential market opportunities; expected synergies; the listing of Lexasure’s securities on Nasdaq; the expected management and governance of Lexasure and other matters. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Lexasure and/or CEMAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lexasure and CEMAC. These forward-looking statements are subject to a number of risks and uncertainties, including: the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CEMAC’s securities; CEMAC’s potential failure to obtain any needed extension of the deadline for the Potential Business Combination; the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the business combination by the stockholders of CEMAC; failure to satisfy the minimum cash amount following redemptions by CEMAC’s public stockholders in connection with a stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; ; the occurrence of any event change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the Potential Business Combination; actual or potential conflicts of interest of CEMAC’s management with its public stockholders; the effect of the announcement or pendency of the Potential Business Combination on Lexasure’s business relationships, performance and business generally; risks that the Potential Business Combination disrupts current plans of Lexasure and potential difficulties in Lexasure’s employee retention as a result of the Potential Business Combination; the outcome of any legal proceedings that may be instituted against Lexasure or against CEMAC related to the merger agreement or the Potential Business Combination; failure to realize the anticipated benefits of the Potential Business Combination; the inability to meet and maintain the listing of CEMAC’s securities on Nasdaq; the risk that the price of Lexasure’s or CEMAC’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting Lexasure’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; the risk that Lexasure will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact Lexasure and its industry in general; factors that affect insurance companies generally;

Disclaimer and Other Important Information 4 changes in, and Lexasure’s ability to comply with, laws and government regulations, reduction in demand for Lexasure’s products; risks associated with Lexasure doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risk and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, the Form F-4 and the proxy statement/prospectus contained therein, as well as those contained in the Potential Business Combination Risk Factors provided at the end of this Presentation. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lexasure nor CEMAC presently know or that Lexasure and CEMAC currently believe are immaterial that could also cause actual results to differ from those contained int eh forward-looking statements. In addition, forward-looking statements reflect Lexasure’s and/or CEMAC’s expectations, plans or forecasts of future events as of the date of this Presentation. Lexasure and CEMAC anticipate that subsequent events and developments will cause Lexasure and CEMAC’s assessments to change. However, while Lexasure and CEMAC may elect to update these forward-looking statements at some point in the future, Lexasure and CEMAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lexasure and/or CEMAC’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-GAAP Financial Terms The financial information and data contained in this Presentation for the year ended 2022 are unaudited. The financial information and data for the year ended 2022 do not conform to Regulation S-X promulgated by the SEC. Such information and data may not be included in, may be adjusted in, or may be presented differently in the Form F-4 or other report or document to be filed or furnished by Lexasure or CEMAC with the SEC. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of Lexasure, CEMAC and third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with Lexasure or CEMAC, or an endorsement or sponsorship by or of Lexasure or CEMAC. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that Lexasure or CEMAC will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensor to these trademarks, service marks, trade names and copyrights.

90% of recurring disaster risks in Asia remain uninsured... * Guy Carpenter Report, 2022 5

We’re working to change that. ©2023 Proprietary and Confidential. All Rights Reserved. 6

OUR VISION Create an insured future for the world OUR MISSION To enable people and businesses to live and grow boldly through effective, customized risk management solutions. 7

Investment Highlights Lexasure is a profitable provider of reinsurance and digital insurance products that seeks to transform how Asian consumers and businesses manage risk, while making direct insurers more competitive and resilient Positioned in fast-growing Southeast and South Asian markets A driver of digitalization of insurance products IaaS platform designed to enhance growth and efficiency of direct insurers ©2023 Proprietary and Confidential. All Rights Reserved. $0 $5 $10 $15 $20 $25 $30 FY 2022 FY 2023E FY 2024E 8 $0 $50 $100 $150 $200 FY 2022 FY 2023E FY 2024E Net Income1 Net Assets1 Insurance for the Digital Age | Asia’s InsurTech and Reinsurance Company 1. $ in millions; unaudited US GAAP

©2023 Proprietary and Confidential. All Rights Reserved. Meeting the Reinsurance Needs of Our Customers in South & Southeast Asia and North America Front Street Re (Cayman) Front Street Reinsurance Life and General Reinsurance The Archipelago Group Reinsurance & Direct Insurance Acurra Group International and Reinsurance Broking & Captive Management • Incorporated in March 2010 Services • Acquired from FGL US Holdings in May 2021 • Covers Annuities, Life, Health and Medical, Long-Term Care • General reinsurance subsidiary incorporated 22 June 2022 • Established in 2013 • Solutions include: • Reinsurance • General insurance • Life insurance • Takaful General • Family Takaful • Established in 2004 • Focused on specialized risks with values of above US$100m • Operations span across Asia Lexasure Financial Group - Three Primary Operating Subsidiaries 9

Led by a visionary founder and senior leadership team of insurance veterans and technology leaders with over 150 years of combined experience Richard Goh Ian Lim Adrian Tay George Nicholson Vincent Kwo Beng Ghee Lim Chairman Chief Operating Officer Chief Financial Officer Chief Risk Officer Chief Technology Officer • Over 40 years of experience in the insurance business • Former CEO of Labuan Composite Group with operations in Indonesia, Philippines and Myanmar • Over 25 years of experience in (re)insurance underwriting • Managing Director & CEO of BMS Asia • Former Head of Treaty & Facultative Underwriting of Sirius Point • Over 20 years of experience in auditing/ accounting, corporate finance and governance, as well as advising global MNCs in a Government investment promotion agency • Former Vice President and Controller of Fidelity & Guaranty Life Insurance Company • Over 40 years experience & Former Senior Vice President and Chief Accounting Officer for Nassau Financial Group and HRG Group (NYSE: HRG) • Over 35 years of experience & CEO, CFO, COO and Chief Actuary positions for Prudential Financial, MAA (now Zurich), AXA, Allianz, Aetna and AIA in Malaysia, Singapore, Thailand and Indonesia • Over 20 years of experience in technology-related sectors • Former CTO of Flash Tech Solutions and Hexagon AI Founder & Chief Executive Officer ©2023 Proprietary and Confidential. All Rights Reserved. 10 Ong Hui-Koon Chief Strategy & Revenue Officer • Over 20 years of experience in various positions across finance industry, such as credit financing, wealth management, corporate investments, and re(insurance)

©2023 Proprietary and Confidential. All Rights Reserved. We are a driver of the digital transformation of the insurance and reinsurance industry with scalable and innovative products that meet the local needs of companies and people in fast-growing Asian markets. FY 2022 (ended June 30, unaudited) $98.3M gross premium net income $14.8M $12.5M + net profit 22 countries 60 + SME Insurers $405.7M total assets 150 + years of insurance experience Lexasure Snapshot Today Lexasure Financial Group provides reinsurance and digital insurance solutions, including Reinsurance-as-a-Service (RaaS), to the growing markets of Southeast and South Asia. We seek to enable our clients to manage risk, accelerate growth, and effectively compete. 11

46% 3% $83 Asia will account for 46% of the global insurance market in 20301 Asia’s insurance coverage (excluding China) is 3% of GDP, compared to 9% in OECD countries2 in Mortality Protection Gap alone4 Our Market Opportunity Asia will drive the growth of the global insurance market TRILLION 35% of global growth in the reinsurance market will come from APAC 2022-26, per Technavio report, Nov 2022 “InsurTech will be a crucial driver for change as the insurance industry leverages technology for coming up with innovative risk financing solutions for reducing the protection gap and building a sustainable future.”3 This is the shortfall in financial resources that households need to maintain their standard of living in the event of the death of a primary earner - 3 in 4 households are in financial danger if a breadwinner dies 1 2 4 Source: Asian Development Bank 12 3 Source: https://blogs.adb.org/blog/how-close-asia-s-insurance-protection-gap

Our Growth Strategy Drive insurance sector to catch up with booming mobile payment and fintech in SE and South Asia Take complexity and cost out of serving Asian consumers Capture untapped demand for insurance in low-penetration markets Provide captive ecosystem to drive reinsurance volumes through our platform Digitalization of of insurance and reinsurance Digital insurance products customized to local needs Growing network of primary insurers and digital channel partners Superior risk execution on reinsurance and asset management 13

Currently working with 7% of SME insurers across 19 countries in Asia 1. China 2. Taiwan 3. South Korea 4. Brunei 5. Philippines 6. Indonesia 7. Thailand 8. Malaysia 9. Singapore 10. Cambodia 11. Laos 12. Myanmar 13. Vietnam 14. Nepal 15. Sri Lanka 16. Bangladesh 17. Bhutan 18. Pakistan 19. Maldives 20. United Arab Emirates 21. Bermuda 22. USA 14

0 25 50 75 100 2021 2022 2023E 2024E Lexasure Customers We Aim to Grow the Reach and Share of Regional Direct Insurers on Platform Projected Growth in Primary Insurer Network Share 800 SEA insurers1 21% 7% MNCs 72% Local 2024 Target Share for Lexasure 68% 21% 11% MNCs Lexasure Customers Local ©2022 Proprietary and Confidential. All Rights Reserved. 50 60 70 85 15 re for Lexasure % 1 1 2 1. Insurance Directory of Asia 2022

Capitalworks Emerging Markets Acquisition Corporation (CEMAC)

Overview

Established by PE firm **Capitalworks** and Camber Base, an affiliate of **Brown University**, Capitalworks Emerging Markets Acquisition Corp. (NASDQ: CMCA) executed its IPO on December 3, 2021, to acquire a high-growth, cross-border company operating in middle-income emerging markets with the ability to replicate its business model sustainably across other emerging markets and/or translate their products, services or technologies to developed markets. On March 1, 2023, CEMAC and Lexasure entered into a business combination agreement that, if completed, will result in the Lexasure Group becoming a Nasdaq-listed public corporation.

Strength of Leadership

- >60 Private Equity and Strategic Investments
- Through-the-Cycle MoM[1] of 2.6x on Exited Private Equity Investments
- NASDAQ Listed CFO Experience
- High Pedigree Global Network

Leadership's Global Experience Over Two Decades

Capital Deployed by Region ($M)



Central Europe
742
Asia
2,834
Latin America
1,122
Russia +
Africa
336

Lexasure FINANCIAL GROUP

As of December 3, 2021

1. Multiple of money invested

©2023 Proprietary and Confidential. All Rights Reserved.

16

CEMAC Board and Executive Team



Founder of Totem Macro, a macro-strategy researcher focusing on EM

Whitney Baker, *Board Chair*



President & CIO of NextPoint Management Company, a multi-billion family office

Michael Faber, *Board Director*



Chairman of Turkven (leading Turkish private equity fund) and Zamo Capital

Neil Harper, *Board Director*



Founder and CEO of Zamo Capital (impact investment platform)

Jim Roth, *Board Director*



Roberta Brzezinski

Managing Partner, Capitalworks EM

CEO and Board Director

23-year dedicated private equity investor in Asia, Latin America and CEE



Herman Kotzé

Senior Executive, Capitalworks

CFO

22 years as CFO and then CEO of Net1, a NASDAQ listed fintech firm with an EM focus

As of December 3, 2021

©2023 Proprietary and Confidential. All Rights Reserved.

17

Summary of Opportunity Insurance for the Digital Age | Asia’s InsurTech and Reinsurance Company 1 Profitable company with deeply experienced management team 2 Favorably positioned in fast growing SEA insurance market 3 Driver of digital adoption by consumers and SME direct insurers 4 Dynamic network of regional customers and partners ©2022 Proprietary and Confidential. All Rights Reserved. 18

Risk Factors 19 Capitalworks Emerging Markets Acquisition Corp, a special purpose acquisition company incorporated as a Cayman Islands exempted company (“CEMAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of March 1, 2023, by and among (i) CEMAC, (ii) Lexasure Financial Group Limited, a Cayman Islands exempted company limited by shares (“Lexasure”), (iii) Lexasure Financial Holdings Corp., a Cayman Islands exempted company limited by shares (“Pubco”), (iv) CEMAC Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (v) Lexasure Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco, (vi) CEMAC Sponsor LP, a Cayman Islands exempted limited partnership, in the capacity as the representative for the shareholders of CEMAC and Pubco (other than the Lexasure shareholders), and (vii) Ian Lim Teck Soon, an individual, in the capacity as the representative for the Lexasure shareholders, for a proposed business combination (the “Business Combination”) among the parties. You should carefully consider the risks and uncertainties described below, the “Risk Factors” section of CEMAC’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2022, and subsequently filed Quarterly Reports on Form 10-Q, other documents filed by CEMAC from time to time with the SEC and any risk factors made available to you in connection with CEMAC, or the Potential Business Combination (together the “Potential Business Combination Risk Factors”). Risks Related to Lexasure • Lexasure operates in emerging and evolving markets, which may develop more slowly or differently that it expects. If its markets do grow as Lexasure expects, if Lexasure cannot expand its solutions and applications to meet the demands and evolving standards of these markets its revenue may decline or fail to grow, and it may not be able to operate profitably or meet its projections. • Lexasure has a limited operating history, making it difficult to forecast its future results of operations. • Denial of claims or Lexasure’s failure to accurately and timely pay claims could materially and adversely affect is business, financial condition, results or operations and prospects. • Lexasure is, and may in the future be, involved in litigation regarding the validity of claims made under its policies and other matters that may have a material adverse affect. • Lexasure may be subject to seasonality due to claims made as a result of weather-related losses that are covered under its insurance, or reinsurance policies. • Lexasure is subject to significant governmental regulation and changes to the regulatory framework in any of the countries in which it operates may adversely affect Lexasure, its business and results of operations, including its competitiveness and compliance costs. • Lexasure is subject to insurance and reinsurance laws and regulations in each of the jurisdictions in which it operates, and the cost of compliance with, and any liabilities under, current and future laws and regulations may have a material adverse effect on its business, financial condition, results of operations and financial condition. • The insurance and reinsurance laws and regulations to which it subject could conflict with each other or require the company to incur additional costs in a jurisdiction to comply with laws and regulations in different jurisdictions that an insurer or reinsurer operating in a single jurisdiction would not. • Failure to obtain renew or maintain the permits and approves required to operate Lexasure’s business in any jurisdiction may have an adverse effect on its business, results of operations and prospects. • Lexasure is subject to competition in all of its markets from man competitors, most of whom have significantly greater resources, technology, relationships or expertise. • A failure to implement its growth strategy may adversely affect Lexasure’s business. • Lexasure’s growth strategy includes reinsurance of insurance obligations written by unaffiliated insurance companies and our ability to consummate these transactions on terms acceptable to Lexasure is uncertain. Even if Lexasure execute transactions on terms acceptable to it, the ability to realize the anticipated financial benefits from reinsurance transactions is uncertain. • If market conditions cause reinsurance to be more costly or unavailable, Lexsaure may be required to bear increased risks or reduce the level of our underwriting commitments. Furthermore, reinsurance subjects Lexasure to counterparty risk and may not be adequate to protect it against losses, which could have a material effect on Lexasure’s results of operations and financial condition. • Lexasure may not achieve or maintain profitability. • Lexasure will require additional capital as it grows its insurance and reinsurance business, and such capital may not be available on acceptable terms, or at all, which would result in Lexasure being unable to grow, or maintain its business.

Risk Factors 20 • Lexasure may be unable to adequately forecast and predict its exposure to claims and thus could incur losses in excess of its ability to pay claims. • Lexasure may not be able to manage its growth effectively or properly manage its future costs against its revenues. • Any expansion of Lexasure’s business activities through mergers, acquisition, joint ventures or strategic alliances may be affected by antitrust laws in one or more jurisdictions, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede its future growth and adversely affect its competitiveness. • Lexasure’s growth is dependent on the continued growth of the economies in the jurisdictions in which it operates as well as the acceptance of insurance by individuals and companies living or operating in these jurisdictions, neither of which is assured. To the extent these economies are subject to an economic downturn or do not insure against risks in the same manner as in more developed economies, Lexasure’s business would be materially adversely affected. • Many of the jurisdictions in which Lexasure operates or intends to operate are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflations, which could adversely affect the Lexasure’s business and results of operations. • Inflation will increase the value of the claims for which we have to pay losses and if Lexasure is unable to raise premiums to cover these costs, its profitability will be adversely affected. • Fluctuations in foreign currency exchange rates will affect Lexasure’s financial results, which will be reported in U.S. dollars. • Lexasure may be unable to attract and retain key management and other qualified personnel which would likely adversely affect Lexasure’s business. • Failure to maintain good employee relations may affect Lexasure’s operations and the success of its business. • The outbreak of COVID-19 has had an adverse impact on Lexasure’s business, operating results, financial condition and liquidity, and a recurrence of a health emergency related to COVID-19 could result in additional adverse impacts. The outbreak of another disease or similar public health threat in the future could also have an adverse effect on Lexasure’s business, operating results, financial condition and liquidity. • To the extent Lexasure insures, or reinsures, claims related to COVID-19 or another public health threat, it could face additional losses beyond those incurred as a result of the disruption caused to its business. • Lexasure is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violations of such laws and regulations could adversely affect Lexasure by subjecting it to criminal or civil penalties, revocation of its ability to operate in one or more jurisdictions, require significant changes to its business model or otherwise damage its brand and reputation. • Risks associated with Lexasure’s operations in international emerging markets, including political or economic instability, and failure to adequately comply with existing and future legal requirements, may materially adversely affect Lexasure. • Lexasure’s intellectual property rights are valuable and any inability to protect them may adversely affects its business and financial results. • The laws of many of the jurisdictions in the Lexasure operates may not afford the same level of protection of intellectual property rights as the United States, which could have a material adverse affect on the ability of Lexasure to conduct its business or expose it to the loss of its intellectual property rights in one or more jurisdictions. • Lexasure is exposed to certain risks if it is unable to maintain the availability of its critical technology systems and data and safeguard the confidentiality and integrity of its data, which could compromise its ability to conduct its business. • Lexasure collects, processes, stores, shares, discloses and uses customer information and other data, and its actual or perceived failure to protect such information and data, respect customers' privacy or comply with data privacy and security laws and regulations could damage its reputation and brand and harm its business and operating results. • A delay or failure to identify and devise, invest in and implement certain important technology, business and other initiatives could have a material impact on Lexasure’s business, financial condition and results of operations. • System failures, defects, errors or vulnerabilities in its website, applications, backend systems or other technology systems or those of third-party technology providers could harm Lexasure’s reputation and adversely affect its business. • Lexasure has entered into, ad may continue to enter into, related party transactions with certain members of its board, management team or entities controlled by such people.

Risk Factors 21 Risks Relating to Pubco’s Business and Operations Following the Business Combination with Lexasure • Following the consummation of the Business Combination, Pubco’s only significant asset will be its ownership of Lexasure, and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable Pubco to pay any dividends on its ordinary shares, pay its expenses or satisfy other financial obligations. • Pubco will incur higher costs post-Business Combination as a result of being a public company. • Lexasure’s management team has limited experience managing and operating a U.S. public company. • The price of Pubco’s ordinary shares may be volatile. • Reports published by analysts, including projections in those reports that differ from Pubco’s actual results, could adversely affect the price and trading volume of its ordinary shares. • An active, liquid trading market for Pubco ordinary shares and Pubco warrants may not develop, which may limit your ability to sell Pubco ordinary shares and Pubco warrants. • Pubco may issue additional Pubco ordinary shares under a new employee incentive plan upon or after consummation of the Business Combination, which would dilute the interest of Pubco’s shareholders. • Pubco may or may not pay cash dividends in the foreseeable future. • Because Pubco is incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited. • It may be difficult to enforce a U.S. judgment against Pubco or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States. • Provisions in the Pubco governance documents may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management. • Pubco will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Pubco’s ordinary shares less attractive to investors, which could have a material and adverse effect on Pubco, including its growth prospects. • As a “foreign private issuer” under the rules and regulations of the SEC, Pubco is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. • If Pubco is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders and warrant holders may suffer adverse tax consequences. • Subsequent to CEMAC’s completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price post-Business Combination, which could cause you to lose some or all of your investment. • Sales of a substantial number of Pubco securities in the public market following the Business Combination could adversely affect the market price of Pubco ordinary shares. Risks Related to Redemptions and Certain Outstanding Securities of CEMAC • You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your shares or warrants, potentially at a loss. • If CEMAC shareholders fail to properly demand redemption rights, they will not be entitled to convert their ordinary shares of CEMAC into a pro rata portion of the trust account. • If the Business Combination is not approved, then the shares and warrants that are beneficially owned by CEMAC’s current directors, executive officers and Initial Shareholders will be worthless, the expenses incurred by such persons may not be reimbursed or repaid and the offers of employment with Pubco that are anticipated by certain of such persons will not be extended. Such interests may have influenced their decision to approve the Business Combination with Lexasure. • The value of the shares held by CEMAC’s sponsor following completion of CEMAC’s initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of Pubco’s ordinary shares at such time is substantially less than $10.00 per share.

Risk Factors 22 • CEMAC’s sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced its decision to approve the Business Combination with Lexasure. • If CEMAC is unable to complete the Business Combination with Lexasure or another business combination by June 3, 2023 (unless such date is extended by CEMAC’s shareholders), then unless CEMAC amends its governing documents to further extend the date by which a business combination must be completed, CEMAC will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against CEMAC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10.20 per share. • CEMAC’s shareholders may be held liable for claims by third parties against CEMAC to the extent of distributions received by them. • CEMAC’s directors may decide not to enforce the indemnification obligations of its sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to its shareholders. • CEMAC may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. • Changes to laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications, may adversely affect CEMAC’s business, including its ability to negotiate and complete a Business Combination. • Certain of the procedures that CEMAC, a potential business combination target, or others may determine to undertake in connection with proposed rules recently issued by the SEC may increase the costs and the time needed to complete a Business Combination and may constrain the circumstances under which CEMAC could complete a Business Combination. • CEMAC has identified a material weakness in its internal control over financial reporting as of December 31, 2022. If it is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results, which may adversely affect investor confidence in CEMAC and materially and adversely affect its business and operating results. • CEMAC may be deemed a “foreign person” under the regulations relating to CFIUS and its failure to obtain any required approvals within the requisite time period may require it to liquidate.

Exhibit 99.2

Capitalworks Emerging Markets Acquisition Corp. Provides Update on Lexasure Group Business Combination

NEW YORK and GEORGE TOWN, Cayman Islands, May 12, 2023 (GLOBE NEWSWIRE) – Capitalworks Emerging Markets Acquisition Corp. (“CEMAC”) (NASDAQ: CMCA), a publicly traded special purpose acquisition company organized in the Cayman Islands to effect a merger, stock exchange, asset acquisition, stock purchase, recapitalization or other similar business combination, announced an update on its previously announced initial business combination with Lexasure Financial Group (“Lexasure” or the “Company”), pursuant to which a new Cayman Islands holdings company, Lexasure Financial Holdings Corp. (“Pubco”), will acquire both Lexasure and CEMAC.

CEMAC is seeking shareholder approval for a nine-month extension to March 3, 2024, of its deadline to complete a business combination at a shareholder meeting scheduled for May 23, 2023.

Lexasure provides reinsurance and digital insurance solutions, including Reinsurance-as-a-Service (RaaS), to the growing markets of Southeast and South Asia. The Company seeks to enable local direct insurers to compete across emerging Asian markets through innovative product solutions designed to empower insurers, companies, and individuals to manage risk more effectively and accelerate their growth. These product solutions include Lexasure’s recently launched comprehensive mobile apps, Vivacity and Flourish, which are designed to promote healthy lifestyles, improve engagement for health insurance providers, and provide farmers with insurance coverage and mobile technology in the event of the failure of crops and livestock, respectively. In its traditional lines of business, Lexasure underwrites reinsurance and insurance and serves as a broker for a diverse set of industries, working with over 60 primary insurers across 22 countries in Asia, the Middle East, and North America.

Lexasure is led by a senior leadership team comprised of insurance veterans and technology leaders with over 150 years of combined industry experience. Lexasure’s Chairman, Richard Goh, has over 40 years of experience in the insurance business and is the former CEO of a Labuan composite insurance group that has operations in Indonesia, the Philippines, and Malaysia.  Lexasure’s founder and CEO, Ian Lim, has over 25 years of experience in the reinsurance and insurance industries, having previously served in senior leadership roles at BMS Asia and SiriusPoint.

Additional information on Lexasure is provided in an investor presentation available on their investor relations website at https://ir.lexasure.com by clicking on the Events & Presentations page under the News & Events heading.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to the shareholders of CEMAC for their consideration and approval. Pubco intends to file a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to CEMAC’s shareholders in connection with CEMAC’s solicitation for proxies for the vote by CEMAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by Pubco to Lexasure’s shareholders and CEMAC’s securityholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CEMAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. CEMAC’s shareholders and other interested persons are advised to read, once available, the Registration Statement and the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with CEMAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about CEMAC, Lexasure, Pubco and the proposed business combination. CEMAC shareholders and other interested parties may also obtain a copy of the Registration Statement and the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by CEMAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Capitalworks Emerging Markets Acquisition Corp., 1345 Avenue of the Americas, 11th Floor, New York, NY, 10105, USA.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lexasure’s, Pubco’s and CEMAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lexasure, Pubco and CEMAC. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Lexasure, Pubco or CEMAC or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Lexasure or CEMAC or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Lexasure as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Lexasure’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting Lexasure or its customers, including Lexasure’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to Lexasure’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Lexasure; the possibility that Lexasure, Pubco or CEMAC may be adversely affected by other economic, business and/or competitive factors; Lexasure’s estimates of its financial performance; risks related to the fact that each of Lexasure and Pubco is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in CEMAC’s final prospectus dated November 30, 2021, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in each case, under the heading “Risk Factors,” and other documents of CEMAC or Pubco filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Lexasure, Pubco or CEMAC presently knows or that Lexasure, Pubco and CEMAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lexasure’s, Pubco’s and CEMAC’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lexasure, Pubco and CEMAC anticipate that subsequent events and developments will cause Lexasure’s, Pubco’s and CEMAC’s assessments to change. However, while Lexasure, Pubco and CEMAC may elect to update these forward-looking statements at some point in the future, Lexasure, Pubco and CEMAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lexasure’s, Pubco’s and CEMAC’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

CEMAC, Lexasure, Pubco and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CEMAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CEMAC’s shareholders in connection with the proposed business combination will be set forth in CEMAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CEMAC’s directors and executive officers in CEMAC’s final prospectus dated November 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors, and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor and Media Contacts:

Crocker Coulson, CEO, AUM Media
+1 (646) 652-7185

crocker.coulson@aummedia.org

Cody Slach
+1 (949) 574-3860

CMCA@gatewayir.com